UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number:  000-49650

A/S STEAMSHIP COMPANY TORM
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of Announcement No. 6 - 2009 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on April 22, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A/S STEAMSHIP COMPANY TORM
(registrant)

Dated: April 23, 2009
By: /s/ Mikael Skov
Name: Mikael Skov
Title:   Chief Executive Officer

Exhibit 1

ANNOUNCEMENT NO. 6 – 2009
            22 April 2009

Annual General Meeting of A/S Dampskibsselskabet TORM on 22 April 2009

At the Annual General Meeting the following took place:

• The Annual Report 2008 was approved.

• A dividend of DKK 4 per DKK 5 share as proposed by the Board of Directors was approved.

• Deloitte Statsautoriseret Revisionsaktieselskab was re-elected.

• The Board of Directors’ proposal for a change of the Company’s name in Article 1 of the Articles of Association to TORM A/S and addition
   Aktieselskabet Dampskibsselskabet TORM (TORM A/S) in the list of the Company’s secondary names was approved.

• The Board of Directors’ proposal for a change of the address of the keeper of the Company’s Register of Shareholders in Article 3(3) in the Articles
   of Association was approved.

• The Board of Directors’ proposal for a change of “Værdipapircentralen” to “VP SECURITIES A/S” in Articles 3(2), 3(6), 4(1) and 7(2) in the
   Articles of Association was approved.

• The Board of Directors’ proposal for a change of Article 5(1) in the Articles of Association to make it possible in the future to hold General Meetings in Region Greater Copenhagen was approved.

• The Board of Directors was granted authorisation to introduce communication by electronic means between the shareholders and the Company and to make all necessary amendments to the Articles of Association. The authority was inserted in the Articles of Association as a new Article 6 and an
   amendment of the numbering of the subsequent articles was made as a consequence thereof.

• The overall guidelines for the incentive scheme to members of the Board of Directors and the Management Board proposed by the Board of Directors was adopted.

• The authorisation to purchase the Company’s own shares was renewed.

• The proposal from a shareholder for an increase of the limitation on the number of the shareholder elected directors from six to eight and subsequent change of Article 11(1) in the Articles of Association was approved.

• The proposal from a shareholder for an abolishment of the nationality requirements for Board members by deleting Article 11(2) of the Articles of
   Association and an amendment of the numbering of the subsequent articles was approved.

• Mr. Jesper Jarlbæk and Mr. Angelos Papoulias were elected to the Board of Directors for a period of four years.

The expectations for the 2009 result before tax of USD 100-140 million were maintained, but with repetition of the substantial uncertainty expressed in the announcement of the Annual Report attributable to the global recession.

ANNOUNCEMENT NO. 6 – 2009
22 APRIL 2009	A/S DAMPSKIBSSELSKABET TORM – RESULT OF ANNUAL GENERAL MEETING	1/2

At the Board of Directors meeting immediately following the Annual General Meeting, the Board of Directors appointed Mr. N. E. Nielsen as Chairman and Mr. Christian Frigast as Deputy Chairman.

Accordingly, the Board of Directors is composed as follows:

N. E. Nielsen (Chairman)
Christian Frigast (Deputy Chairman)
Bo Jagd
Jesper Jarlbæk
Gabriel Panayotides
Angelos Papoulias
Michael Steimler
Nicos Zouvelos
Peter Abildgaard (elected by the employees)
Lennart Arnold Johan Arrias (elected by the employees)
Margrethe Bligaard (elected by the employees)

Contact:	N. E. Nielsen, Chairman of the Board, telephone +45 72 27 00 00
About TORM
TORM is one of the world's leading carriers of refined oil products as well as being a significant participant in the dry bulk market. The Company operates a combined fleet of more than 130 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on the Copenhagen Stock Exchange (ticker TORM) as well as on the NASDAQ (ticker TRMD). For further information, please visit www.torm.com.

Safe Harbor Forward Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current  views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable  when made, because these assumptions are inherently  subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control,  TORM cannot assure you that it will achieve or accomplish  these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management’s current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

ANNOUNCEMENT NO. 6 – 2009
22 APRIL 2009	A/S DAMPSKIBSSELSKABET TORM – RESULT OF ANNUAL GENERAL MEETING	2/2